MedQuist Holdings Inc.
9009 Carothers Parkway
Franklin, Tennessee 37067
October 12, 2011
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Special Counsel

Re:	MedQuist Holdings Inc.
Registration Statement on Form S-4 Filed August 31, 2011 Registration No. 333-176582
Ladies and Gentlemen:
          MedQuist Holdings Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-4, Registration No. 333-176582 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 9:00 a.m. Washington, D.C. time on October 18, 2011, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act.
          In connection with this acceleration request, the Company acknowledges that:
•	should the U.S. Securities and Exchange Commission (“Commission”) or its Staff (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company will not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this request for acceleration of effectiveness, please contact Steven Abrams of Pepper Hamilton LLP at (215) 981-4241.

Very truly yours, MedQuist Holdings Inc.
By:	/s/ Mark R. Sullivan
	Name:	Mark R. Sullivan
	Title:	General Counsel, Chief Compliance Officer & Secretary